SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

News on the website of the newspaper O Globo (02.11.2025) - Execution of Extrajudicial Title No. 0601442-29.2021.8.04.6500 - Single Court of the District of Presidente Figueiredo/AM

Rio de Janeiro, February 12, 2025, regarding the article published on the O Globo newspaper website on February 11, 2025 and entitled “Eletrobras tries to recover, via the STJ, a multimillion-dollar amount paid for bonds issued 50 years ago”, Eletrobras informs that R$142,564,143.73 has already been recovered under the Execution of Extrajudicial Title No. 0601442-29.2021.8.04.6500, filed by Bruno Eduardo Thome de Souza, which is being processed in the Single Court of the District of Presidente Figueiredo/AM, of the total amount of R$146,594,251.79, which were collected through 10 warrants issued on the afternoon of February 10 (Monday) by this court. Of the remaining amount, Caixa Econômica Federal reported that a further R$2,030,108.06 is already subject to internal recovery procedures, and Banco Bradesco reported that it has taken measures in relation to the remaining amount of R$2,000,000.00.

The execution was based on a set of bearer bonds issued in the last century and which, according to the jurisprudence of the Superior Court of Justice, including in repetitive appeals, are entirely covered by the statute of limitations.

Repetitive Topic 92 - BEARER BONDS issued by ELETROBRÁS due to the compulsory loan established by Law No. 4,156/62 are not to be confused with DEBENTURES and, therefore, the rule of art. 442 of the CCom does not apply, according to which actions based on commercial obligations contracted by public or private deed are subject to a 20-year statute of limitations. This is not a commercial obligation, but an act of administrative law established between ELETROBRÁS (as a delegate of the Federal Government) and the holder of the credit, applying, in theory, Decree No. 20,910/32.

Repetitive Topic 93 - The right to redemption is a potestative right and, therefore, the rule of art. 4, § 11, of Law No. 4,156/62, which establishes a 5-year term for the consumer to exchange energy bills for BEARER BONDS, as well as the right to subsequently redeem them, sets a non-prescriptive and forfeiture term.

Since the filing of the Execution in 2021, the Company has alleged, in addition to the expiration of the statute of limitations, a set of defects in this process, such as the incompetence of the court and the nullity of the citation of Eletrobras, which were not adequately assessed by the state court. In addition, considering that the Federal Government has an interest given the public origin and the legislation governing these obligations, the Federal Government and the Federal Public Prosecutor's Office, together with the Company, obtained a decision from the Federal Court declaring itself competent to assess the execution, which was reversed by the Regional Federal Court of the 1st Region, in a decision that has not yet become final and binding, given that appeals by Eletrobras are pending judgment. However, even though the execution records have not yet returned to the District of Presidente Figueiredo, the execution was resumed by its Single Court.

On January 27, 2025, the court of the Single Court of the District of Presidente Figueiredo, in a decision covered by procedural secrecy, determined the unavailability of the Company's financial assets in the amount of R$148,894,251.77, without previously notifying Eletrobras and based on calculations prepared unilaterally by the Claimant. Due to an appeal filed by the Company, this decision was partially reviewed, on January 31, 2025, by the Rapporteur judge of the Court of Justice of Amazonas, who granted an order for the release in favor of Eletrobras of amounts seized in excess of the amount mentioned above and prohibited the amounts that would remain seized from being withdrawn by the claimant.

However, on February 10, 2025, (Monday) at 3:03 p.m. (Manaus time), the Rapporteur judge of the Court of Justice of Amazonas issued a new decision removing the restriction that prevented the first instance court from authorizing the withdrawal of the amounts seized by the claimant. At 3:16 p.m. (Manaus time), the claimant petitioned the Single Court of the District of Presidente Figueiredo informing the free assignment, formalized on the same date, of the majority of the amount executed, to 9 different third parties (individuals and legal entities), until then unrelated to the process, requesting the withdrawal of the seized amounts in favor of all those indicated, without attaching documents of the assignment or the legal regularity of the assignees. At 3:54 p.m. (Manaus time), the court of the Single Court of the District of Presidente Figueiredo approved the assignments and authorized the withdrawal of the amounts by the individuals and legal entities indicated by the Claimant, without determining any security or guarantee and, again, without previously hearing Eletrobras. At 4:05 p.m. (Manaus time), the 10 withdrawal warrants were issued in favor of the 10 alleged beneficiaries. Between 5:58 p.m. and 10:03 p.m., a local branch in Presidente Figueiredo processed the withdrawals and transferred most of the amounts.

In view of these facts, the Company took immediate legal and administrative measures. Yesterday morning, February 11, Justice Benedito Gonçalves, of the Superior Court of Justice, issued a decision in Jurisdictional Dispute 211.323/AM, filed by the Company, with the following determinations:

(1) the immediate suspension of the effects of the decision of the Single Court of the District of Presidente Figueiredo/AM (handed down on 02/10/2025 in case 0601442-29.2021.8.04.6500), with an order to collect/cancel the warrants issued on 02/10/2025 (nos. 52/2025 to 61/2025) and, in case they have already been withdrawn/presented and: (a) with an order for Caixa Econômica Federal not to comply with them and/or to reverse all amounts from the destination accounts (to which the amounts were transferred) to the original court account, blocking any assets already transferred to the claimant's accounts; or (b) with an order that the beneficiaries, if they have already transferred the amounts, immediately return all amounts withdrawn/transferred, with the source providing the necessary measures to implement this order, with communication of the measures adopted to this Rapporteur. (2) The designation of the Regional Federal Court of the 1st Region (Seventh Panel) to deliberate on urgent matters, in any case prohibiting the withdrawal of amounts until the final judgment of this conflict. (3) Without prejudice to the measures that may be taken directly by the claimant at the origin, the immediate issuance of a communication to the Single Court of the District of Presidente Figueiredo and to the Court of Justice of the State of Amazonas, which must enforce this decision. Also, an official letter shall be sent to the 7th Panel of the TRF1 informing it of the decision herein. (4) That a letter be sent to Caixa Econômica Federal to enforce the determination of non-compliance with the warrants issued by the Single Court of the District of Presidente Figueiredo-AM on 02/10/2025 (favored by Bruno Eduardo Thome de Souza), blocking and/or reversing of amounts. (5) That a letter be sent to the Attorney General's Office of Amazonas, the Attorney General's Office of the Republic, the General Inspectorate of Justice of the Court of Justice of Amazonas and the National Inspectorate of Justice, with a full copy of these records (and this decision), so that they may evaluate, within the scope of their respective competences, relevant facts in the criminal and/or correctional sphere. (6) The request for urgent information from the instigating and raised courts.

Also yesterday, Mr. Minister Mauro Campbell Marques, National Justice Inspector, issued a decision in Disciplinary Complaint No. 0000779-08.2025.2.00.0000, filed by the Company with the National Justice Council, to:

(a) Order the immediate suspension of the effects of the decisions handed down by the Court of Presidente Figueiredo and by the Rapporteur Judge Elci Simões de Oliveira, with the consequent order prohibiting the withdrawal of all amounts seized in the Original Execution by Bruno Thome and his assignees, including, if applicable, transfers as attorney's fees; (b) Order the suspension of the warrants issued (ID 5900977); (c) Order the Execution Court, of the Single Court of the District of Presidente Figueiredo – Civil, to immediately block, via SISBAJUD, the accounts and amounts indicated in the petition attached in ID 5901023, a petition of which a copy must accompany this decision. (d) Order that the bank branches indicated in the warrants issued (ID 5900977), duly identified in the petition attached in ID 5901023, be notified immediately and urgently, informing them of this decision, in order to prevent the withdrawal of any amounts related to the respective warrants; (e) Order that the bank branches indicated in the previous item (d) that, if the amounts printed in the warrants issued (ID 5900977) and indicated in petition ID 5901023 have already been transferred, the respective amounts be blocked in the accounts of the recipients/creditors (including lawyers, if applicable), until a further decision in this case. (f) Order that the defendants be summoned, through the General Inspectorate of Justice of the State of Amazonas, to provide information within 5 (five) days.

These decisions were communicated to Caixa Econômica Federal, Banco Bradesco and Banco BTG Pactual, banks indicated by the alleged beneficiaries to receive the amounts withdrawn. Caixa Econômica Federal reported that a total of R$146,594,251.79 was withdrawn from the court account, and that R$142,564,143.73 has already been recovered and blocked in the account, while R$2,030,108.06 is already undergoing internal recovery proceedings. Regarding the amount of R$2,000,000.00 that was transferred to Banco Bradesco, the latter reported that it has already taken all necessary measures. The amount of R$2,300,561.90 was not withdrawn and remains deposited in a court account.

The Company will continue to defend its rights in court and in other areas, in order to finally see the settled case law of the Superior Court of Justice on the subject definitively applied and the procedural defects that occurred in this execution recognized, with due investigation of the conduct of those responsible.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.